Exhibit 99.1

Santiago, November 15, 2016
GG/247/2016

Mr.
Carlos Pavez Tolosa
Superintendent of Securities and Insurance
Present
Ref.: Material Event Notice: Resignation and Replacement of Director

For your consideration,
In accordance with the provisions set forth in articles 9 and 10 of the 18,045 Law on Securities Markets and Chapter 18-10 of the Norms' Compilation of the Superintendence of Banks and Financial Institutions, and duly authorized, Itaú Corpbanca (the "Bank") communicates the following material event notice:
At a meeting dated November 15, 2016, the board of directors of Itaú Corpbanca was informed of and accepted the resignation of the director Mr. Candido Bracher, due to his new responsibilities at Itaú Unibanco that prevent him from continuing to participate as director of the Bank.  On November 15, 2016, the board of directors of Itaú Corpbanca has appointed as his replacement Mr. Eduardo Vassimon, who will hold office until the next General Shareholders Meeting.
This event has been referred to as material in the referenced board of directors meeting.
Sincerely,
Milton Maluhy Filho
Chief Executive Officer
Itaú Corpbanca
cc: Superintendency of Banks and Financial Institutions
cc: Santiago Stock Exchange
cc: Chile Electronic Exchange
cc: Valparaíso Exchange